Processa Pharmaceuticals, Inc.

August 8, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Chris Edwards
Mr. Joe McCann

Re:	Processa Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2025
File No. 001-39531

This letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated August 6, 2025 regarding the preliminary proxy statement filed by Processa Pharmaceuticals, Inc. (the “Company”) with the Commission on July 31, 2025. For convenience, the full text of the Staff’s comment is set forth below in bold and italics, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please revise the preliminary proxy statement to fill in the number of authorized shares in proposal number 1 and the reverse stock split ratios in proposal number 2.

Response: The Company has revised the preliminary proxy statement to fill in the number of authorized shares in proposal number 1 and the reverse stock split ratios in proposal number 2, as requested.

If you have any questions or require any additional information in connection with the filing of the revised preliminary proxy statement, please contact me at (772) 453-2899.

Sincerely,

/s/ Russell Skibsted
Russell Skibsted
Chief Financial Officer